UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

Commission File Number 1-15250

BANCO BRADESCO S.A.

(Exact name of registrant as specified in its charter)

BANK BRADESCO

(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Publicly-held Company

CNPJ No. 60.746.948/0001-12

Death Note

With immense feeling of grief, Banco Bradesco S.A. (“Bradesco” or “Bank”) informs its shareholders, customers and the Market in general the death, on this date, of Mr. João Aguiar Alvarez, Member of its Board of Directors.

Legendary Amador Aguiar´s grandson, he began his professional career at Bradesco Organization in 1986, in the Board of Directors of Cidade de Deus - Companhia Comercial de Participações, one of the controlling companies of the Bank, and he began to compose, as of April 1988, cumulatively, the Board of Executive Officers of that Company, whose positions corresponding he held until yesterday.

Since February 1990, he was on Bradesco´s Board of Directors. In this meantime, he began to compose, also, the Management Bodies of the others Holdings of the Bank and Bradespar S.A.´s Board of Directors.

Bradesco Organization, in this moment of great sadness, expresses its most sincere feelings to the Family members of Mr. João Aguiar, to whom it leaves its posthumous tributes, thanking him for the dedication, values, ethics and respect shown to all those who have lived with him professionally during these almost 35 years.

Mr. João Aguiar was 60 years old, was born in the city of São Paulo and leaves mother, three brothers, wife, a son and a daughter.

Cidade de Deus, Osasco, SP, January 8, 2021

Banco Bradesco S.A.

Luiz Carlos Trabuco Cappi

Chairman of the Board of Directors

Octavio de Lazari Junior

CEO

Leandro de Miranda Araujo

Executive Deputy Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2021

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.